UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33579
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTERDIGITAL
SAVINGS AND PROTECTION PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
INTERDIGITAL, INC.
200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727

INTERDIGITAL
SAVINGS AND PROTECTION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and The Audit Committee of InterDigital, Inc.
InterDigital Savings and Protection Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of InterDigital Savings and Protection Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2025.

/s/ Kreischer Miller

Horsham, Pennsylvania
June 11, 2026

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024

	December 31,
	2025	2024
Investments at fair value (see Note 3)	$154,482,029	$137,734,317
Cash	283,252	169,848
Contributions receivable	135,259	162,889
Notes receivable from participants	192,900	161,122
Net assets available for benefits	$155,093,440	$138,228,176
The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	December 31,
	2025	2024
Additions
Investment income
Dividend income	$3,059,918	$2,609,220
Interest from notes receivable from participants	20,843	16,324
Net increase in fair value of investments	19,716,479	18,327,742
Total investment income	22,797,240	20,953,286
Contributions
Employer	1,325,716	1,477,476
Participants	4,482,069	3,931,471
Rollover	1,072,348	108,956
Total contributions	6,880,133	5,517,903
Total additions	29,677,373	26,471,189

Deductions
Payment of benefits	12,649,491	15,264,374
Other deductions	162,618	150,182
Total deductions	12,812,109	15,414,556

Net increase	16,865,264	11,056,633
Net assets available for benefits - Beginning of year	138,228,176	127,171,543
Net assets available for benefits - End of year	$155,093,440	$138,228,176
The accompanying notes are an integral part of these financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the InterDigital Savings and Protection Plan (the “Plan”) is provided for general information purposes. Plan participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution 401(k) plan of InterDigital, Inc. and its participating subsidiaries (the “Company” or “InterDigital”) for its eligible employees. An eligible employee will be eligible to participate in the Plan in the next payroll period, or as soon as administratively possible, following the date the eligible employee attained age 18 and completed one month of service with the Company.
The following individuals are not eligible to participate in the Plan: (i) part-time, temporary or seasonal employees with less than 1,000 hours of service; (ii) employees covered by collective bargaining agreements; (iii) leased employees within the meaning of IRC Sections 414(n)(2) and 414(o)(2); (iv) nonresident aliens who receive no earned income that constituted income from sources within the United States; and (v) employees of an affiliate of the Company that has not affirmatively adopted the Plan.
The Plan was established effective February 1, 1985. Most recently, the Plan was amended and restated as part of the adoption of the Transamerica Retirement Solutions, LLC (“Transamerica”) Non-Standardized Pre-Approved Profit Sharing Plan effective January 1, 2022. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). State Street Bank & Trust Company is the trustee of the Plan and custodian of plan assets. Transamerica is the third-party administrator of the Plan's assets.
Contributions
Participant contributions are made on a pre-tax basis and/or an after-tax basis. Each participant may invest from 1% to 100% of eligible compensation as a basic contribution subject to state, local, and certain Federal taxes. The total earnings contributions cannot exceed Internal Revenue Service (“IRS”) limitations for each Plan year. In the 2025 and 2024 Plan years, such limit was $23,500 and $23,000, respectively. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. In both 2025 and 2024, the maximum additional annual contribution was $7,500. A higher catch-up contribution limit of $11,250 applies for Participants aged 60 through 63 in 2025 due to the SECURE 2.0 Act. If a participant's annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used by the Company to reduce future employer matching contributions.
The Company contributes to the Plan through matching contributions and may contribute to the Plan through discretionary employer contributions. The Company matches 50% of the first 6% of each participant's eligible earnings contributed to the Plan. The Plan provides for annualized matching contributions, thereby allowing for true-ups to be made to ensure participants receive the maximum matching contributions irrespective of contribution timing. There were no discretionary employer contributions made for the Plan years ended December 31, 2025 and December 31, 2024.
The IRS limits the amount of pay that may be used to determine participants' discretionary contributions. The limits were $350,000 and $345,000 in 2025 and 2024, respectively. The IRS also limits the amount of all contributions that can be made for or by a participant to all Plans in a given year. The limits were the lesser of 100% of pay or $70,000 and $69,000 in 2025 and 2024, respectively.
Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.
Participant Accounts
Each participant's account is credited with that participant's contributions, allocations of the Company's matching contributions, discretionary employer contributions, if any, and Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Terminated participants forfeit unvested Company contributions. Forfeitures are used to reduce future employer matching contributions or to reduce plan expenses.

Vesting
Rollover contributions and participants' before and after-tax contributions are 100% vested and non-forfeitable. Plan participants who were credited with an Hour of Service (as defined in the Plan) shall be vested in their matching and discretionary employer contributions as follows:

Periods of Service	Percentage
Less than 1 year	—%
At least 1, less than 2 years	33%
At least 2, less than 3 years	67%
3 or more years	100%
Participants who die while an employee of InterDigital or retire at their normal retirement age (age 65) are 100% vested in their account, regardless of their length of service.
Notes Receivable from Participants
Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount is $500. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Company as Plan Administrator. Loan terms are limited to five years set at the inception of each loan. Interest rates are set at an annual rate of prime + 1%. The rate on all outstanding loans on December 31, 2025 was between 4.25% and 9.50%. Interest paid by the participant is credited to the participant's account. If a participant's balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant's vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. Defaulted loans, including principal and interest reclassified as distributions, amounted to $0 and $11,471 for the years ended December 31, 2025 and 2024, respectively. Participants may continue to make scheduled loan payments after the participant ceases to be an employee or party-in-interest as defined by ERISA.
When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.
Payment of Benefits
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary, as applicable, is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant's death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions from a participant's account are made in a single lump sum payment. Employees may defer payment of their account under the Plan.
Plan Termination
The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA, although there is no present intent to do so. However, no such action may cause the Plan's assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.
NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform with accounting principles generally accepted in the United States of America (“GAAP”), have been used consistently in the preparation of the Plan's financial statements.
Basis of Accounting
Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Contributions
Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Payment of Benefits
Benefits are recorded when paid.
Forfeited Accounts
In 2025 and 2024, there were $27,255 and $8,652 of total forfeited non-vested account balances used to reduce plan expenses, respectively. On December 31, 2025 and 2024, forfeited non-vested accounts totaled $2 and $24,884, respectively.
Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2025, there were no recently issued accounting standards not yet adopted which are expected to have a material effect on the Plan's financial statements.
NOTE 3 - FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used on December 31, 2025 and 2024:
Registered investment companies: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Self-directed brokerage accounts: Investments held in the Personal Choice Retirement Account are valued using quoted market prices at period end. The self-directed accounts consist of mutual funds actively traded in public markets.

InterDigital stock: Valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position).
Stable Pooled Fund: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 90-day notification to ensure that liquidations of the underlying securities will be carried out in an orderly business manner.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2025 and December 31, 2024:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Aggressive Bonds	$4,271,005	$—	$—	$4,271,005
Intermediate/Long-term Bonds	7,887,004	—	—	7,887,004
Large-Cap Stocks	55,010,596	—	—	55,010,596
Small/Mid-Cap Stocks	20,580,235	—	—	20,580,235
International Stocks	7,136,945	—	—	7,136,945
Multi-Asset/Other	42,171,232	—	—	42,171,232
Personal Choice Retirement Account	509,668	—	—	509,668
InterDigital Stock Fund	—	9,746,855	—	9,746,855
Total assets in the fair value hierarchy	137,566,685	9,746,855	—	147,313,540

Investments measured at NAV:
Stable Pooled Fund				7,168,489
Investments at fair value	$137,566,685	$9,746,855	$—	$154,482,029

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Aggressive Bonds	$2,373,979	$—	$—	$2,373,979
Intermediate/Long-term Bonds	7,962,781	—	—	7,962,781
Large-Cap Stocks	52,029,326	—	—	52,029,326
Small/Mid-Cap Stocks	20,793,649	—	—	20,793,649
International Stocks	6,118,710	—	—	6,118,710
Multi-Asset/Other	34,281,497	—	—	34,281,497
Personal Choice Retirement Account	101,623	—	—	101,623
InterDigital Stock Fund	—	6,387,369	—	6,387,369
Total assets in the fair value hierarchy	123,661,565	6,387,369	—	130,048,934

Investments measured at NAV:
Stable Pooled Fund				7,685,383
Investments at fair value	$123,661,565	$6,387,369	$—	$137,734,317

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2025 and December 31, 2024, respectively:

December 31, 2025	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Pooled Fund	$7,168,489	n/a	Daily	90 days

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Pooled Fund	$7,685,383	n/a	Daily	90 days
NOTE 4 - INVESTMENTS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 5 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in shares of the Company's common stock through the InterDigital Stock Fund. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Total sales at market value related to InterDigital common stock for 2025 and 2024 were $635,532 and $1,978,742, respectively. Total contributions into InterDigital common stock for 2025 and 2024 were $70,955 and $26,472, respectively. Transamerica is the recordkeeper of the Plan and therefore qualifies as a party-in-interest. As of December 31, 2025 and 2024, the Plan held $283,252 and $169,848, respectively, of cash with State Street Bank & Trust Company, which is the trustee of the Plan and qualifies as a party-in-interest. Notes receivable from participants, which qualify as party-in-interest transactions, as of December 31, 2025 and 2024 were $192,900 and $161,122, respectively, and accrue at interest rates between 4.25% and 9.50%.
NOTE 6 - PLAN EXPENSES
Pursuant to Transamerica’s Fund Revenue Equalization method, Transamerica uses certain revenue sharing payments it receives from the Investment Options available in the Plan to offset the costs of administration of the Plan on an individual fund basis. If the revenue Transamerica collects from a fund provider is greater than the administrative fee negotiated, Transamerica refunds the difference to the participants invested in the fund. If the revenue Transamerica collects from a fund provider is less than the negotiated fee, it collects the difference by deducting an administrative fee from the participants invested in the fund. Transamerica’s Fund Revenue Equalization method ensures that all participants bear a similar percentage charge for the Plan's administrative fees irrespective of the investment funds they choose. Additional amounts in excess of its required revenue are credited to the "Expense Budget Account." If the amount received by Transamerica is less than its required revenue and the funds in the Expense Budget Account are insufficient to cover the shortfall, the Company pays the shortfall.
The amount of the credit to the Expense Budget Account in 2025 and 2024 was $129,595 and $147,063, respectively.
NOTE 7 - TAX STATUS
The Plan has adopted the Non-Standardized Pre-Approved Profit Sharing Plan document of Transamerica. The non-standardized pre-approved sponsor received a favorable opinion letter dated June 30, 2020 in which the IRS stated that the form of the non-standardized pre-approved plan was in compliance with the applicable requirements of the IRS. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the trust maintained in connection with the Plan satisfies the requirements for exemption under IRC Section 501(a).
The Plan’s management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan had taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2020.

NOTE 8 - NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS
For the Plan year 2024, the Company remitted certain participant contributions and loan repayments to Transamerica later than required under Department of Labor Regulation §2510.3-102. For 2024 delinquent contributions, the Company computed lost earnings on these deferrals and made a contribution for lost earnings to the Plan. The amount is not material to the Plan’s financial statements.
NOTE 9 - SUBSEQUENT EVENTS
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 11, 2026, and has determined that no significant events occurred after December 31, 2025, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

Identity of Issue	Investment Type	Current Value
State Street Bank & Trust*	Cash	$283,252

American Century Mid Cap Value Fund Class R6	Registered investment companies	4,543,980
BlackRock High Yield Bond Institutional Fund	Registered investment companies	4,271,005
Carillon Eagle Mid Cap Growth Fund Class R6	Registered investment companies	4,359,844
Dodge & Cox Income Fund Class I	Registered investment companies	5,383,129
Fidelity 500 Index Fund	Registered investment companies	27,224,595
Fidelity Advisor Focused Emerging Markets I Fund	Registered investment companies	2,015,805
Fidelity Small Cap Growth Fund Class K6	Registered investment companies	1,968,265
Fidelity Total International Index	Registered investment companies	550,579
Hartford Schroders International Stock SDR	Registered investment companies	4,570,561
JPMorgan Large Cap Growth Fund Class R6	Registered investment companies	17,917,675
Undiscovered Managers Behavioral Value Fund Class R6	Registered investment companies	1,462,949
Vanguard Equity-Income Admiral Fund	Registered investment companies	9,868,326
Vanguard Real Estate Index Admiral Fund	Registered investment companies	2,919,968
Vanguard Small Cap Index I Fund	Registered investment companies	5,325,229
Vanguard Target Retirement 2020 Fund	Registered investment companies	2,808,390
Vanguard Target Retirement 2030 Fund	Registered investment companies	13,274,537
Vanguard Target Retirement 2040 Fund	Registered investment companies	14,522,071
Vanguard Target Retirement 2050 Fund	Registered investment companies	8,204,347
Vanguard Target Retirement 2060 Fund	Registered investment companies	1,917,846
Vanguard Target Retirement 2070 Fund	Registered investment companies	383,441
Vanguard Target Retirement Income Investment Fund	Registered investment companies	1,060,600
Vanguard Total Bond Market Index Admiral Fund	Registered investment companies	2,503,875
	Registered Investment Companies Total	137,057,017

Stable Pooled Fund*	Investments in common trusts	7,168,489

InterDigital Stock Fund*	Employer Stock Fund	9,746,855

Personal Choice Retirement Account	Self-directed brokerage account	509,668

Notes Receivable from Participants*	Notes Receivable with interest rates between 4.25% and 9.50%	192,900
Total assets held at end of year		$154,958,181

*     Transaction with party-in-interest
Cost is not required for participant-directed investments.

INTERDIGITAL
SAVINGS AND PROTECTION PLAN
EIN 23-1882087
SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2025

	Totals that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan for year ended 12/31/2024	$—	$—	$—	$247,179

EXHIBIT INDEX
     The following is a list of Exhibits filed as part of this Annual Report on Form 11-K:

Exhibit Number	Exhibit Description
23.1	Consent of Kreischer Miller

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERDIGITAL SAVINGS AND PROTECTION PLAN
	By:	InterDigital, Inc., in its capacity as Plan Sponsor and Plan Administrator

Date: June 11, 2026	By:	/s/ Richard J. Brezski
Richard J. Brezski
Chief Financial Officer